   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 11, 2002
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE TO
                                  (RULE 13e-4)
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            BKF CAPITAL GROUP, INC.
     (Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
                       OPTIONS TO PURCHASE COMMON STOCK,
                           PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)
                                   05548G102
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)
                                 NORRIS NISSIM
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            BKF CAPITAL GROUP, INC.
                             ONE ROCKEFELLER PLAZA
                            NEW YORK, NEW YORK 10020
                                 (212) 332-8400
 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    COPY TO:
                             JOHN C. KENNEDY, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                          1285 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000

                           CALCULATION OF FILING FEE

---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
    Transaction Valuation:*    $2,083,175             Amount of Filing Fee:    $192.00
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

* Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 333,308 shares of common stock of BKF Capital Group, Inc. will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b) thereunder, equals the transaction value multiplied by $92.00 per million.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     Not Applicable.
Form or Registration No.:   Not Applicable.
Filing Party:               Not Applicable.
Date Filed:                 Not Applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: [ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SUMMARY TERM SHEET

     The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated December 11, 2002 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

     (a) The name of the issuer is BKF Capital Group, Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is One Rockefeller Plaza, New York, New York 10020. The Company's telephone number is (212) 332-8400. The information set forth in the Offer to Exchange
Section 9 ("Information Concerning BKF Capital Group, Inc.") is incorporated herein by reference.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to its eligible employees (as defined in Section 1 of the Offer to Exchange) to exchange all eligible options (as defined in Section 1 of the Offer to Exchange) granted under the BKF Capital Group, Inc. 1998 Incentive Compensation Plan (the "Plan") to purchase shares of the Company's Common Stock, par value $1.00 per share, for shares of deferred stock ("restricted stock units") to be granted by the Company under the Plan and upon the terms and conditions described in the Offer to Exchange and the related Letter of Transmittal and Deferred Stock Award Agreement attached hereto as Exhibits
(a)(2) and (a)(3). Each restricted stock unit represents the right to receive one share of the Company's common stock if certain conditions are met. Restricted stock units are subject to forfeiture and other restrictions until they vest and are delivered. There are 333,308 eligible options outstanding. The information set forth in the Offer to Exchange under "Summary Term Sheet,"
Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of Restricted Stock Units") and Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock Units") is incorporated herein by reference.

     (c) The information set forth in the offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options and Restricted Stock Units") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

     (a) The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION

     (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Electing to Exchange Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of Restricted Stock Units"),
Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock Units"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of Restricted Stock Units") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock Units") and
Section 15 ("Fees and Expenses") is incorporated herein by reference.

     (b) Not applicable.

     (d) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     (a) Not applicable.

ITEM 10.  FINANCIAL STATEMENTS

     (a) The information set forth in the Offer to Exchange under Section 9 ("Information Concerning BKF Capital Group, Inc.") and Section 16 ("Additional Information"), and pages F-4 through F-23 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2001, and pages 2 through 8 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2002 is incorporated herein by reference.

     (b) Not applicable.

ITEM 11.  ADDITIONAL INFORMATION

     (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (b) Not applicable.

ITEM 12.  EXHIBITS

     (a) (1) Offer to Exchange, dated December 11, 2002.

          (2) Form of Letter of Transmittal.

          (3) Form of Deferred Stock Award Agreement.

          (4) Form of Election Withdrawal Notice.

          (5) Form of Letter to Eligible Option Holders.

          (6) Form of Acceptance.

          (7) Press Release, dated December 11, 2002 announcing the Offer.

          (8) The Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002 (incorporated herein by reference) (SEC File No. 1-10024).

          (9) The Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 14, 2002 (incorporated herein by reference) (SEC File No. 1-10024).

        (10) The Company's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002 (incorporated herein by reference) (SEC File No. 1-10024).

        (11) The Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002 (incorporated herein by reference) (SEC File No. 1-10024).

     (b) Not applicable.

     (d) (1) The Company's 1998 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2001 filed with the Securities and Exchange Commission on August 14, 2001) (SEC File No. 1-10024).

     (g) Not applicable.

     (h) Not applicable.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                          BKF CAPITAL GROUP, INC.

                                          By:       /s/ NORRIS NISSIM
                                            ------------------------------------
                                                       Norris Nissim
                                              Vice President, General Counsel
                                                       and Secretary

Date: December 11, 2002

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER
-------
  (a)    (1)  Offer to Exchange, dated December 11, 2002.
         (2)  Form of Letter of Transmittal.
         (3)  Form of Deferred Stock Award Agreement.
         (4)  Form of Election Withdrawal Notice.
         (5)  Form of Letter to Eligible Option Holders.
         (6)  Form of Acceptance.
         (7)  Press Release, dated December 11, 2002 announcing the Offer.
         (8)  The Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and
              Exchange Commission on April 1, 2002 (incorporated herein by reference) (SEC File No. 1-10024).
         (9)  The Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2002, filed with the Securities and
              Exchange Commission on May 14, 2002 (incorporated herein by reference) (SEC File No. 1-10024).
        (10)  The Company's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002, filed with the Securities and
              Exchange Commission on August 14, 2002 (incorporated herein by reference) (SEC File No. 1-10024).
        (11)  The Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002 (incorporated herein by reference) (SEC File No. 1-10024).
  (b)   Not applicable.
  (d)    (1)  The Company's 1998 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly
              Report on Form 10-Q for the period ended June 30, 2001 filed with the Securities and Exchange Commission on August 14,
              2001) (SEC File No. 1-10024).
  (g)   Not applicable.
  (h)   Not applicable.